UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended September 30, 2010

1-8931

Commission File Number

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

September 30, 2010 and 2009

*     Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the

Cubic Corporation Employees’ Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Cubic Corporation Employees’ Profit Sharing Plan as of September 30, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended September 30, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2010 and 2009, and the changes in net assets available for benefits for the year ended September 30, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of September 30, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN P.C.

San Diego, California

March 16, 2011

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

September 30, 2010 and 2009

	2010	2009

Assets:
Investments, at fair value:
Guaranteed interest account	$70,011,865	$68,084,259
Pooled separate money market account	3,674,268	3,513,779
Mutual funds	179,925,609	159,854,158
Stable value fund	21,911,203	19,621,166
Cubic Corporation common stock	3,879,349	3,479,928

Total investments	279,402,294	254,553,290

Receivables:
Employer’s contribution	4,905,172	4,966,580
Participants’ contributions	509,744	434,160
Participant loans	5,461,234	4,395,820

Total receivables	10,876,150	9,796,560

Total assets	290,278,444	264,349,850

Liabilities:
Excess contributions payable	50,764	—
Total liabilities	50,764	—

Net assets available for benefits reflecting all investments at fair value	290,227,680	264,349,850

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(534,420)	(19,601)
Net assets available for benefits	$289,693,260	$264,330,249

See the accompanying notes to financial statements.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended September 30, 2010

Additions to net assets attributed to:
Investment income:
Interest and dividends	$2,817,574
Interest on guaranteed interest account	2,236,224
Net change in fair value of investments	11,485,468

Total investment income	16,539,266

Contributions:
Employer’s	13,726,551
Participants’	11,761,598
Participants’ rollovers from other qualified plans	828,026

Total contributions	26,316,175

Total additions	42,855,441

Deductions from net assets attributed to:
Benefits paid to participants	17,457,034
Administrative expenses	35,396

Total deductions	17,492,430

Net increase	25,363,011

Net assets available for benefits:
Beginning of year	264,330,249

End of year	$289,693,260

See the accompanying notes to financial statement.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2010

(1)                     Plan Description

The following description of the Cubic Corporation Employees’ Profit Sharing Plan (the “Plan”) provides only general information.  Participants of the Plan should refer to the Plan agreement for a more complete description of the Plan.

(a)                     General

The Plan, which was effective June 15, 1956 and amended from time to time thereafter, is a defined contribution plan covering eligible full, part-time and temporary employees of Cubic Corporation and affiliated companies that have adopted participation in the Plan (collectively, the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)                     Contributions

Plan participants may voluntarily contribute up to 30% of their pre-tax and after-tax annual compensation (up to the IRS maximum allowable amount), as defined by the Plan, to the Plan.  Participants may also rollover amounts representing distributions from other eligible retirement plans. Participants direct their contributions and the Company’s discretionary contributions, matching contributions and Service Contract Act (“SCA”) contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and/or the Company’s common stock.  Participants may change their investment options daily. All contributions are held in a trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed). The maximum allowable calendar-year pre-tax voluntary contribution, as determined by the Internal Revenue Service, was $16,500 for 2010 and 2009.

The Plan provides for a Company discretionary contribution, at the option of its Board of Directors.  Discretionary contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Eligible Plan participants must be employed by the Company as of the Plan’s year end, have at least one year of service and have earned at least 500 hours of service during the Plan year to be eligible for a discretionary contribution.

The Company provides a matching contribution to the Plan on a dollar-for-dollar basis for the first 3% of eligible employee 401(k) salary deferrals.  In accordance with collective bargaining agreements, the Plan provides a dollar-for-dollar matching contribution of the first 4% of an employee’s 401(k) salary deferrals for certain employees of its subsidiary Cubic Worldwide Technical Services.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2010

(1)                     Plan Description, Continued

(b)                     Contributions, continued

Effective January 1, 2009, the Plan provides for an employer Service Contract Act (“SCA”) contribution to be made by the Company in accordance with certain collective bargaining agreements and pursuant to the McNamara-O’Hara Service Contract Act of 1965.  The employer SCA contributions are allocated to participants who are entitled to benefits under the SCA and have not otherwise been furnished such benefits or received a cash equivalent payment that would meet the requirements of the SCA.  The amount of the employer SCA contributions shall be equal to the amount determined under the SCA.  A participant is 100% vested at all times in the amount held in his or her employer SCA contributions account.

Cubic Simulation Systems Division (“CSSD”) and Cubic Global Tracking Solutions, Inc. (“CGTS”) employees who participate in the Plan have different contribution and loan options as compared to other Plan participants. CSSD and CGTS employees who participate in the plan are hereafter referred to as “Sub Plan” participants. Sub Plan participants can voluntarily contribute, on a pre-tax basis, between one and one hundred percent of their annual compensation (up to the IRS maximum allowable amount), as defined by the Plan.  Sub Plan participants can also rollover amounts representing distributions from other eligible retirement plans.

The Company matching contribution in the Sub Plan is 75% of the participant’s elective contribution made during the Plan year, up to 6% of the participant’s annual compensation.  In addition, the Sub Plan provides for a Company discretionary contribution, at the option of its Board of Directors.  Discretionary contributions to the Sub Plan are allocated to all participants based on compensation as a percentage of compensation of all eligible employees participating in the Sub Plan.

(c)                      Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, his or her pro rata share of the Company’s discretionary contributions (if any), the Company’s matching contributions, the Company’s SCA contributions and allocations of Plan earnings or losses including market value adjustments on Plan investments. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.  The non-vested portion of a participant’s Company discretionary contribution account will be forfeited as of the earlier of the date of termination of employment if he or she has no vested interest or the date on which he or she has five consecutive years of five hundred or less hours of service.  Any remaining forfeited balances of terminated participants’

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2010

(1)                     Plan Description, Continued

(c)                      Participants’ Accounts, continued

non-vested accounts after payment of certain administrative expenses and restoration of forfeitures of re-employed participants are allocated to participants who are employed on the last day of the Plan year in the ratio that each eligible participant’s Company discretionary contribution bears to the Company discretionary contributions of all eligible participants.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant forfeitures amounted to $20,704 during the year ended September 30, 2010.  As of September 30, 2010 and 2009, plan assets available for benefits that had not been credited to participant accounts, including unallocated  forfeitures, amounted to $158,536 and $101,350, respectively.

(d)                     Vesting

Employee, Company matching, Company SCA and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting.  Employer discretionary contributions (and earnings or losses thereon) vest after one year of service at 20% and increase in 20% increments until fully vested after five years of service.

Participant accounts become fully vested upon death, disability, attainment of normal retirement age, termination due to lay-off by a participating employer, or upon termination of the Plan.  The Company may authorize a percentage of the Company’s discretionary contribution to be transferred to the pre-tax account of non-highly compensated participants, and the participants then become immediately vested in those contributions.

(e)                  Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, termination from service from the Company, death, or permanent and total disability.  Participants still employed are eligible for two distributions of their after-tax and rollover contributions each Plan year and up to 65% of their vested portion of the Company discretionary contributions once every five years.  Participants, including terminated participants, may request a withdrawal of their accounts, excluding their matching contributions, in cases of financial hardship.  The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 or have reached five years of service.  If a participant terminates employment with the Company before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $1,000, the participant may elect any distribution date up to age 70½.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2010

(1)                     Plan Description, Continued

(f)                        Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two loans outstanding unless they are a CSSD or CGTS Sub Plan participant (CSSD and CGTS Sub Plan participants are allowed to have three loans outstanding) and no new loans may be made to a participant at a time when he or she is in default on any payment required to be made on a previous loan.  The loans, which are collateralized by the balance in the participant’s account, bear interest at prime plus 1%, which ranged from 4.25% to 11.50% at September 30, 2010.  Interest rates for new loans are determined on the first business day of each calendar quarter.  These rates are effective for all new loans initiated on or after the first business day of the following quarter, and will remain in effect until a new rate is established.  Principal and interest are paid ratably through scheduled payroll deductions.  All loans are repaid within a period of five years and have maturity dates ranging from October 2010 through October 2015.

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

The Plan’s pooled separate money market account, mutual funds, and Stable Value Fund are stated at fair value as determined by Prudential Insurance Company of America, (the “Custodian”), and are based on the net asset value of units held by the Plan at year-end.  The shares of Cubic Corporation common stock are valued at quoted market prices at year-end, as reported by the Custodian.

Investment contracts held in the Guaranteed Interest Account are valued at fair value, which represents contributions, reinvested income, less any withdrawals plus accrued interest.  Fair value represents the estimated proceeds that would have been paid had the

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2010

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition, continued

contract been discontinued as of September 30, 2010.  The fair value is derived by multiplying the contractual Market Value Adjustment (“MVA”) by the contract value.  The MVA formula approximates the change in market value of a bond given a change in the rate environment and is equal to the average rate being credited under the contract minus the rate credited to new deposits for plans with similar features multiplied by a duration of time estimate.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers at contract value.  The average yields on the contracts were 3.19% and 3.55% for 2010 and 2009, respectively, which approximated market rates.  The crediting interest rates are reviewed quarterly but cannot be less than 3.00% and were 3.00% and 3.25% at September 30, 2010 and 2009, respectively.  The contract value of the Guaranteed Interest Account at September 30, 2010 and 2009 was $70,011,865 and $68,084,259, respectively.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Account, the Money Mart Assets Fund Z, and the Stable Value Fund without first investing in another investment option of the Plan for a period of 90 days.  The Guarantee Interest Account’s contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Investment contracts held in the Stable Value Fund are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions.  The fair value of a GIC is based on the present value of future cash flows using the current discount rate.  The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract.  The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers at contract value. The average yields on such contracts were 2.87% and 3.36% for 2010 and 2009, respectively, which approximated market rates. The contract value of the Stable Value Fund at September 30, 2010 and 2009 was $21,376,783 and $19,601,565, respectively. The Stable Value Fund’s contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2010

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition, continued

estimated fair market value.  Purchase and sales of securities are reflected on a trade-date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

(d)                     Net Change in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments, which consists of the realized gains or losses and the net unrealized increase (decrease) on those investments.

(e)                      Fair Value Measurements

The valuation techniques required to determine fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. The two types of inputs create the following fair value hierarchy:

Level 1 — Valuation is based upon quoted prices in active markets for identical assets or liabilities.

Level 2 — Valuation is based upon other significant observable inputs (including quoted prices for similar assets or liabilities in active markets, identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, etc.).

Level 3 — Valuation is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments.

The inputs or methodology used by valuing securities are not necessarily an indication of risk associated with investing in those securities.

The FASB issued additional guidance in 2009, requiring that fair values be detailed by asset major category, with the fair value hierarchy, and this should be adopted on a prospective basis.  Retrospective adoption is not required but has been adopted.  Accordingly the following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, on a recurring basis.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2010

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

The following is a summary of assets classified in accordance with the fair value hierarchy:

	Assets at Fair Value as of September 30, 2010				September 30,
	Level 1	Level 2	Level 3	Total	2009
Mutual funds:
Domestic equity funds	$95,816,427	$—	$—	$—	$83,947,864
Domestic bond funds	27,707,371	—	—	—	23,395,226
International equity fund	26,574,436	—	—	—	24,370,746
Hybrid fund	17,983,358	—	—	—	14,381,273
Money market fund	11,355,680	—	—	—	13,759,049
International bond fund	488,337	—	—	—	—
Total mutual funds	179,925,609	—	—	179,925,609	159,854,158
				—
Cubic Corporation common stock	3,879,349	—	—	3,879,349	3,479,928

Pooled separate money market account	—	3,674,268	—	3,674,268	3,513,779

Guaranteed interest account	—	—	70,011,865	70,011,865	68,084,259

Stable value fund	—	—	21,911,203	21,911,203	19,621,166

Total assets at fair value	$183,804,958	$3,674,268	$91,923,068	$279,402,294	$254,553,290

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2010

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended September 30, 2010.

Level 3 assets as of September 30, 2010

	Guaranteed
	Interest	Stable
	Account	Value Fund
Balance, beginning of year	$68,084,259	$19,621,166

Unrealized gains (losses) relating to instruments still held at the reporting date	—	514,819

Purchases, sales, issuances and settlements-net	1,927,606	1,775,218

Balance, end of year	$70,011,865	$21,911,203

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 was adopted in 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.   The adoption of the remaining requirements of ASU No. 2010-06 is not expected to have a significant impact on the financial statements.

In September 2010, the FASB issued an accounting standards update requiring that loans made by defined contribution pension plans to plan participants be accounted for as notes receivable from participants rather than as an investment. This update requires that participant loans be segregated from the plan investments and measured at their unpaid principal balance plus accrued but unpaid interest. This new guidance was adopted for the year ending September 30, 2010 and did not have a material impact on the Plan’s financial statements.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2010

(2)                     Summary of Significant Accounting Policies, Continued

(f)                        Risk and Uncertainties

The Plan provides for various investment options in a Guaranteed Interest Account, mutual funds, a Stable Value Fund, and Cubic Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)                     Concentration of Credit Risk

All of the Plan’s investments are financial instruments which potentially subject the Plan to concentrations of credit risk.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure to any particular investment.

(h)                     Payments of Benefits

Benefits payments are recorded when paid.

(i)                        Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost.  Most administrative expenses are paid directly by the Plan sponsor and include audit fees and legal fees.  Administrative expenses incurred by the Plan include loan fees charged directly to the participants’ accounts and investment management fees which are netted against investment returns.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2010

(3)                     Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of September 30:

	2010	2009

Prudential Guaranteed Interest Account	$70,011,865	$68,084,259
EuroPacific Growth Fund R4	$26,574,436	$24,370,746
Davis New York Venture Fund Y	$23,630,034	$22,444,635
Prudential Stable Value Fund	$21,911,203	$19,621,166
PIMCO Total Return Bond Admin	$18,766,258	$15,524,328
Vanguard Wellington Fund	$17,983,358	$14,381,273
Janus Growth & Income Fund	$14,499,918	*
Money Mart Assets Fund Z	*	$13,759,049

* Investment balance is less than 5% of the Plan’s net assets available for benefits.

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) increased in value by $11,485,468 during the year ended September 30, 2010 as follows:

Mutual funds	$10,753,654
Stable value fund	576,675
Pooled separate money market account	(12,498)
Cubic Corporation common stock	167,637

$11,485,468

(4)                     Excess Contributions Payable

During the year ended September 30, 2010, the Plan failed certain of its nondiscrimination tests.  As a result, refunds of excess contributions are required to be paid out to participants in order for the Plan to meet compliance testing requirements.  Accruals were made for these excess contributions amounting to approximately $50,800 for the year ended September 30, 2010.  Refunds are paid in the year subsequent to the year in which these excess contributions occurred.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2010

(5)                     Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated May 5, 2004, which states that the Plan as then designed, qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  The Plan has been amended since receiving this determination letter.  In the opinion of the plan administrator, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

(6)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will become vested 100% in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(7)                     Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan.  Certain Plan investments are shares of mutual funds and a pooled separate money market account managed by Prudential Insurance Company of America. The Jennison Dryden Funds are owned by the Prudential Insurance Company of America.  Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Wells Fargo manages the Prudential Stable Value Fund and, therefore, these transactions qualify as party-in-interest transactions also.  Five Board of Trustees members are currently participants in the Plan and an officer of the Company serves as the trustee and plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.  The Plan purchased and sold approximately 22,100 and 13,000 shares, respectively, of the Company’s common stock during the year ended September 30, 2010.  Fees paid to the Custodian by the Plan for investment services amounted to approximately $35,400 during the year ended September 30, 2010.

(8)                     Form 5500

There were no differences between the accompanying financial statements as of September 30, 2010 and 2009 and the financial information reported on the Form 5500.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2010

(9)                     Subsequent Events

(a)                     Trustee to Trustee Asset Merger

The Company acquired XIO Strategies, Inc. on December 31, 2010 and as part of this acquisition, the Plan will receive assets from the XIO Strategies, Inc. 401(k) Plan.  The Plan will be amended for the trustee to trustee asset merger expected to occur in April of 2011.

SUPPLEMENTAL SCHEDULE

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

September 30, 2010

EIN #95-1678055
Plan #001

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost**	value

*	The Prudential Insurance Company of America	Guaranteed Interest Funds
		Prudential Guaranteed Interest Account	$—	$70,011,865
	American Funds	Mutual fund
		EuroPacific Growth Fund R4	—	26,574,436
	Davis Funds	Mutual fund
		Davis New York Venture Fund Y	—	23,630,034
*	Well Fargo Bank Minnesota, N.A.	Common Collective Trust
		Prudential Stable Value Fund	—	21,911,203
	PIMCO Funds	Mutual fund
		PIMCO Total Return Bond Admin	—	18,766,258
	Vanguard Funds	Mutual fund
		Vanguard Wellington Fund	—	17,983,358
	Janus Funds	Mutual fund
		Janus Growth & Income Fund	—	14,499,918
*	Jennison Funds	Mutual fund
		Jennison Growth Fund Z	—	13,583,553
*	The Prudential Insurance Company of America	Mutual fund
		Money Mart Assets Fund Z	—	11,355,680
	American Beacon	Mutual fund
		American Beacon Large Cap Value Fund	—	9,629,270
	American Century Investments	Mutual fund
		American Century Government Bond	—	8,617,160
	Thornburg Investments	Mutual fund
		Thornburg Core Growth Fund I	—	7,484,425
	Vanguard Funds	Mutual fund
		Vanguard Institutional Index	—	6,025,410
	Goldman Sachs	Mutual fund
		Goldman Sachs Mid Cap Institutional Fund	—	6,006,540
	T. Rowe Price	Mutual fund
		T. Rowe Price Mid Cap Growth	—	4,213,857
*	Cubic Corporation	Equity Securities
		Cubic Corporation Common Stock	—	3,879,349
*	The Prudential Insurance Company of America	Pooled Separate Account
		Money Market Fund	—	3,674,268
	Royce Funds	Mutual fund
		Royce Value Plus Fund I	—	2,409,365
	Vanguard Funds	Mutual fund
		Vanguard Mid Cap Index Fund	—	2,395,813
	Vanguard Funds	Mutual fund
		Vanguard Small Cap Index	—	2,181,745
	Royce Funds	Mutual fund
		Royce Total Return Fund	—	1,401,101
	Vanguard Funds	Mutual fund
		Vanguard Value Index	—	1,290,860
	Vanguard Funds	Mutual fund
		Vanguard Growth Index Fund	—	1,064,536
	Templeton Funds	Mutual fund
		Templeton Global Bond	—	488,337
	Vanguard Funds	Mutual fund
		Vanguard Inflation Protection Securities	—	323,953
*	Participant Loans	Various maturities (Interest rates from 4.25% - 11.50%)	—	5,461,234

			$—	$284,863,528

* Party-in-interest
** Historical cost is not required as all investments are participant-directed.

B. Exhibit List.

Exhibit 23.1            Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Cubic Corporation Employees’ Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Corporation Employees’ Profit Sharing Plan

Date: March 16, 2011	By:	/s/ John D. Thomas

John D. Thomas
Vice President of Finance and Corporate Development
and Plan Administrative Committee Member